Exhibit 99.4

ALLIED GOLD LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION ANDRESULTS OF OPERATIONS
FOR THE QUARTER ENDED DECEMBER 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”)of Allied Gold Limited (“Allied Gold” or the “Company”) is dated February 15, 2010 and provides an analysis of the Company’s performance and financial condition for the three months ended December 31, 2009 (the “Quarter”). This MD&A should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the Quarter and notes thereto and the Company’s audited consolidated financial statements for the year ended June 30, 2009, together with the auditors’ report thereon and the notes thereto. These documents, along with others published by the Company, including the Company’s annual information form for the year ended June 30, 2009 (the “AIF”), are available under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The consolidated financial statements of Allied Gold and the financial information contained in this MD&A were prepared in accordance with Australian equivalents to International Financial Reporting Standards as defined by the Australian Accounting Standards Board (“Australian IFRS”). All amounts in this MD&A are expressed in Australian dollars unlessotherwise identified, and references to “$” are to Australian dollars.

This MD&A may contain forward-looking statements that are based on the Company’s expectations, estimates andprojections regarding its business and the economic environment in which it operates. These statements speak onlyas of the date on which they are made, are not guarantees of future performance and involve risks and uncertaintiesthat are difficult to control or predict. Examples of some of the specific risks associated with the operations of theCompany are set out in theAIF under the section entitled “Risk Factors”. Actual outcomes and results may differ materially fromthose expressed in these forward-looking statements and readers should not place undue reliance on such statements.Readers are also referred to the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A.

Overview

Allied Gold is a gold production company whose shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ALG”, on the Australian Securities Exchange under the symbol “ALD” and on AIM, a market operated by the London Stock Exchange plc under the symbol “AGLD”. Allied Gold’s major assets is its 100% owned Simberi gold project (the “Simberi Project”), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 97% interest in Australian Solomons Gold Limited which ownsthe Gold Ridge Gold Project (the “Gold Ridge”) which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is located approximately 60 kilometres northwest of the Lihir Gold Project held by Lihir Gold Limited, which hosts an approximate 40 million ounce gold resource and is well placed in the Pacific Rim of Fire, one of the world’s proven and most prospective gold jurisdictions. In addition, Allied Gold owns 100% of an exploration license on Tatau and Big Tabar Islands, which are located in close proximity to Simberi Island.

The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 (“ML 136”), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km2 area under PNG exploration license 609 (“EL 609”) covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a technical report (the “Technical Report”) entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold’s SEDAR profile at www.sedar.com.

The Simberi Project hosts measured and indicated resources of approximately 1.81 million ounces and inferred resources of approximately 2.75 million ounces. Allied Gold currently produces approximately 80,000 ounces of gold per year. The Company expects to add an additional 20,000 ounces of annual gold production through its planned expansion of the existing Simberi oxide ore processing plant to a capacity of 3 Mt/a, which is expected to be completed by the end of 2010. Allied Gold also believes that its sulphide resources provide an opportunity to add an additional 100,000 ounces of annual gold production and the Company has commenced a sulphide pre-feasibility study looking at the configuration for a 100,000 ounces per year sulphide operation that would be added to the Company’s annual production by 2012. The Company is targeting annual production of more than 300,000 ounces of gold by fiscal 2013 through organic and acquisition growth, which has motivated its offer to acquire Australian Solomons Gold Limited, which owns the Gold Ridge project in the Solomon Islands and which the Company anticipates being able to bring into production within the next two years.

Australian Solomons Gold Limited

ASG is an Australian-based mineral resource exploration company that has its shares listed for trading on the TSX. ASG was incorporated under the Australian Corporations Act on June 10, 2004. ASG converted its Australian legal status to a“public” company on April 4, 2006, which was confirmed by the ASIC on June 6, 2006. The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands (the “Gold Ridge Project”). ASG holds the Gold Ridge Project through certain wholly-owned Australian and SolomonIslands subsidiaries.

ASG acquired the Gold Ridge Project in May 2005. The Gold Ridge Project consists of a mining lease that covers an area of 30 km2 and a prospecting license in the area surrounding the mining lease that covers an area of 130 km2. The mining lease is administered under a mining agreement between ASG and the Solomon Islands Government.

Prior to ASG acquiring the Gold Ridge Project, previous owners of the Gold Ridge Project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. The Gold Ridge Project was eventually shut down in June 2000 by a subsequent owner as a result of escalating civil unrest in the Solomon Islands.The Regional Assistance Mission to Solomon Islands (RAMSI) was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project has considerable infrastructure remaining from the previous operations, although major refurbishment is required to most of the plant and equipment at site. A regional office was established in the Ranadi business area of Honiara. This has a significant workshop and an area for sample preparation and drill core storage. It is intended that this facility be maintained for administration functions servicing the mine operation. Light vehicle servicing will also be carried out there for the mining operation. Mine site infrastructure includes workshops and warehouse (recently reclad), water supply, power generators and building (recently reclad), road access, tailings storage facility, and an on-site camp for 150 people (which has recently been refurbished).

The Gold Ridge Project hosts a measured and indicated resource base of 1.6 million ounces and an inferred resource amounting to a further 0.5 million ounces.

Highlights for the three months ended December 31, 2009

The following are the highlights of the Company’s operations and results during the three months ended December 31, 2009:

SUMMARY

•	December 2009 quarter production increased 24% to 17,456oz despite nine days of lost production.
•	Cash costs reduced by 11% to A$810p/oz.
•	Mitigation initiatives to counter unseasonably high 9.2m annual rain fall nearing completion.
•	Successful A$159M capital raising and TSX listing.
•	Acquired 96.6% ownership of Australian Solomons Gold Limited (ASG).
•	PNG exploration program continues to be accelerated.
•	Prioritisation of Solomon Islands’ exploration targets imminent.

PRODUCTION

Papua New Guinea Operations
•	Record mining volumes with quarterly mining volumes increased by 23% to 653,205 tonnes
•	Plant throughput in line with last quarter at 482,865 tonnes sustaining nameplate capacity of around 2.0M to 2.2M tpa annualised.
•	Oxide expansion study completed and project fully funded. Final investment decision due in March 2010 quarter.
•	Sulphide PFS progressing with exploration results supporting initiative.

Solomon Islands Operations
•	Management integration commenced.
•	Constructive meetings with Government and Land Owners undertaken.
•	Construction contract renegotiation and review of BFS expected to be completed by March 2010.

EXPLORATION

Papua New Guinea Exploration
•	Exceptional results released (21 January 2010) detailing the diamond core drilling at the Pigiput and Pigibo deposits.
•	Mineralisation remains open with expected resource upgrade in March 2010 quarter.
•	Results underpin a minimum 100,000oz p.a. PFS sulphide expansion study being finalised.

Solomon Islands Exploration
•	Existing geological workings being evaluated and targets further optimised. Aggressive exploration campaign being designed and expected to commence in June quarter 2010.

CORPORATE

•	Quarterly gold sales increase by 17% to 17,971oz with realised gold price of A$953/oz (US$866/oz).
•	Compulsory acquisition and integration of ASG in progress.
•	Hedge book declines with net position less than 38,000 oz as at 31 December 2009 and further reducing to less than 30,000oz in January 2010.

OUTLOOK

•
Forecast March 2010 quarter production of around 17,500oz due to five days lost production in January regarding the illegal cease work order and around four days of planned shut down for debottlenecking works.

•	Objective of completing 200,000oz annual production capacity by March quarter 2011 remains on track.
•	Exploration update and revised group resource due March 2010 quarter.

Recent and SubsequentDevelopments

Takeover offer for Australian Solomons Gold Limited

On September 16, 2009, Allied Gold announced a take-over bid (the “ASG Offer”) to acquire all of the issued and outstanding ordinary shares (the “ASG Shares”) of Australian Solomons Gold Limited (“ASG”) on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement (the “Implementation Agreement”) dated September 16, 2009 between Allied Gold and ASG. Allied Gold mailed a bidder’s statement/take-over bid offer and circular in respect of the ASG Offer (the “Bidder’s Statement/Offer and Circular”) to ASG’s shareholders on October 2, 2009. The Implementation Agreement and the Bidder’s Statement/Offer and Circular have been filed on SEDAR and are available under ASG’s profile at www.sedar.com.

On November 9, 2009, Allied Gold announced that all of the conditions of the ASG Offer had been satisfied or waivedand that it had taken up 63,694,013 ASG Shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 54,139,911 ordinary shares of Allied Gold to the holders of such ASG Shares.

As at the date of this MD&A, Allied Gold Limited had taken up 125,788,775 ASG Shares deposited under the ASG Offer, representing 96.6% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 106,920,459 ordinary shares of Allied Gold to the holders of such ASG Shares.

On 25 November 2009, Allied Gold announced that at the annual general meeting of ASG on 24 November 2009, Mr Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold, and Mr Frank Terranova, the Chief Financial Officer of Allied Gold, had been elected to the board of directors of ASG. Mr Peter Secker, an independent member of the board of ASG was re-elected as a director. Messrs Stephen Everett, John Bovard, Ian Burvill, T. Sean Harvey, and Hank Tuten withdrew their nominations for re-election as directors of ASG.

On January 13, 2010 Allied Gold Limited issued compulsory acquisition notices to the remaining shareholders of Australian Solomons Gold Limited. The remaining shareholders have until 13 February to take action to challenge the compulsory acquisition of their shares. Allied Gold expects that the compulsory acquisition process for the remaining ASG shares will be completed on or about February 26, 2010. Holders of any of these shares may continue to tender their shares by following the instructions in section 5 of Allied Gold’s offer for the ASGshares included in the Company’s bidder’s statement / offer and circular in respect of the offer.

As at the date of this MD&A all employee options, agent options and warrants issued by ASG Limited had been forefeited or redeemed.

ASG was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 following the Company’s successful take-over bid for ASG. In addition, Allied Gold intends to apply to applicable Canadian securities regulatory authorities to cause ASG to cease being a reporting issuer.

Equity raising

On November 13, 2009, the Company filed a preliminary short form prospectus in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia in connection with a proposed public offering (the “Offering”) of Allied Gold ordinary shares.A copy of the prospectus may be viewed at Allied Gold’s SEDAR profile at www.sedar.com, on Allied Gold’s web site at www.alliedgold.com.au and on ASX at www.asx.com.au under the ASX Code ALD.

On December 18, 2009 the Company announced the completion the offering of 432,840,000 ordinary shares through a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Nesbitt Burns Inc., and CIBC World Markets Inc. (the “Agents”). In connection with the closing of the Offering, the Agents partially exercised their over-allotment option to increase the number of ordinary shares issued under the Offering by 23,859,000 shares (5.5%). As a result, a total of 456,699,000 ordinary shares were issued on closing of the Offering at a price of C$0.335 per share (or, for settlement in the United Kingdom, 19.4p per share) for aggregate gross proceeds of C$152,994,165.

Allied Gold intends to use the net proceeds from the Offering for the redevelopment of the Gold Ridge Project in the Solomon Islands which it has recently acquired through its acquisition of ASG, the completion of its Simberi Project oxide expansion in Papua New Guinea, and working capital and general corporate purposes.

Commencement of legal action

In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $12 million.

Interment have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract. This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

Cease work order

On December 23, 2009, the Company announced that an illegal cease work order and cultural gorgor that symbolizes a stop work process with land owners were issued against Allied Gold’s operations on Simberi Island.

On January 4,  2010, Allied Gold announced that specific issues had been dealt with which  occurred on Simberi Island, resulting in nine days of lost production in December and four days in January.

The Company continues to participate in the review process relating to the Memorandum of Agreement 1996 (MOA) which governs the operating commitments and distribution of royalties between all Stakeholders involved in the Simberi Mining Operation.

The company received the full support of the respective PNG Mining regulators and associated bodies during the landowner operational standstill.  A formal delegation from the Mineral Resources Authority (MRA) travelled to site and were directly involved in the various processes.

The company continues to abide by its legal obligations and is not in breach of any permits, land owner agreements or any other legal arrangements relating to the good standing of any mining activities.

Despite the illegal protest, the company has remained respectful of the minority dissidents on Simberi and continues to engage in a consultative and collaborative dialogue with all stakeholders.  Allied Gold continues to engage with all relevant stakeholders to ensure its legal rights to operate are enforced.

Results of Operations

Cash position as at December 31, 2009

Allied Gold’s cash position as at December 31, 2009 was $157,241,528 in available cash and cash equivalents, compared with $1,718,906 as at December 31, 2008. The increasewas as a result of the equity raising undertaken by the Company in December 2009. Allied Gold intends to use the net proceeds from the Offering for the redevelopment of the Gold Ridge Project in the Solomon Islands which it has recently acquired through its acquisition of ASG, the completion of its Simberi Project oxide expansion in Papua New Guinea, and working capital and general corporate purposes.

Quarter ended December 31, 2009 as compared to quarter ended December 31, 2008

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the Quarter, the Previous Quarter and the year ended June 30, 2009:

	3 months ended	3 months ended	Year ended
Key financial statistic	December 31, 2009	December 31, 2008	June 30, 2009
	$	$	$
Sales revenue	17,151,610	20,788,304	77,467,668
Gross margin	(1,424,321)	7,473,217	11,031,019
Corporate expenses	(5,479,281)	(2,098,466)	(7,545,907)
Share based remuneration	(6,819,855)	(4,130,120)	(4,130,120)
Financial expenses	(1,072,642)	(950,556)	(3,396,437
Other expenses /(income)	(1,317,862)	(2,882,268)	4,185,221
Loss for the period	(16,443,427)	(2,588,193)	(8,226,666)

Cashflow from operations	(7,607,792)	17,380,896	21,563,200
Cashflow from investing activities	(694,971)	(9,249,946)	(24,402,510)
Cashflow from financing actiivites	148,632,941	(6,528,387)	22,963,380
Net cashflow	140,297,759	1,651,814	20,124,070

		Volume
Key operating statistic	Unit of measure	3 months ended December 31, 2009	3 months ended December 31, 2008	Year ended June 30, 2009
Waste mined	tonnes	158,084	69,035	199,746
Ore mined	tonnes	495,121	488,709	1,708,765
Ore processed	tonnes	653,205	557,744	1,654,149
Grade	grams of gold/tonne	1.26	1.94	1.64
Recovery	%	88.5	77.1	83.2
Gold produced	ounces	17,456	20,989	72,609
Gold sold	ounces	17,971	17,764	69,886

Allied Gold reported revenue of $17,151,610 and a net loss of ($16,443,427) or (2.78) cents per share for the Quarter, compared with revenue of $20,788,304 and a net loss of $(2,588,193) or (0.63) cents per share for the prior corresponding quarter ended December 31, 2008 (the “Previous Quarter”).

The results for the Quarter (December 2009) as compared to the Previous Quarter(December 2008) reflectthe following:

•
Nine lost days of production as a result of an illegal cease work order which directly impacted gold production for the Quarter. Gold production of 17,456 oz in the Quarter represented a decrease of approximately 17% over gold production of 20,989 oz in the Previous Quarter due to nine days lost production at the end of the quarter as a result of an illegal cease work order. Had the nine days of production not been lost management believes that production for the Quarter would have approximated production in the Previous Quarter.

•
Gold sales of 17,971 oz in the Quarter were at an average realized price of $953/oz (US$866/oz) and represented an increase of approximately 1% over gold sales of 17,764 oz in the Previous Quarter which were at an average realized price of A$900/oz . Despite the slight increase in ounces sold during the Quarter and as compared to the Previous Quarter, revenue from gold sales decreased by $3,636,694 or approximately 17% due primarily to the a strengthening of the Australian dollar relative to the United Sates Dollar in the Quarter compared to the Previous Quarter, with a realized AUD/USD exchange rate of $0.91 in the Quarter compared to a realized AUD/USD exchange rate of $0.67 in the Previous Quarter.

•
Whilst mining and processing volumes for the Quarter exceeded the volumes achieved in the Previous Quarter, lower mine head grade of 1.26 g/t in the Quarter compared to 1.94 g/t in the Previous Quarter resulted in lower gold being produced from a higher process plant throughput. The improved mining and processing throughout as principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives.Whilst the head grade achieved in the Quarter is in line the anticipated average life of mine grade, management continues to assess and adjust mine planning and mining fleet requirements going forward.  In particular, additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•
As a direct consequence of achievingnameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on cash costs.  In particular, costs increased for the quarter increased to$839/oz (US$699/oz) for the Quarter, compared to $638/oz  for thePrevious Quarter. As production returns to normalized levels, a corresponding reduction in costs will occur throughout future periods.

•
Anincrease in corporate expenses from $2,098,466in the Previous Quarter to $5,479,281in the Quarter. The increase in corporate expenses during this period was primarily the result of expenditure of approximately $1.8 million incurred in relation to the acquisition of ASG which the Group was required to expense through the income statement pursuant to a change in accounting standards that became operative from 1 July 2009. In addition, corporate costs for Quarter reflect the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed capital expansion projects following the successful capital raising undertaken by the Company during the Quarter, legal costs incurred in relation to the Intermet litigation and the costs incurred in relation to the listing of the Allied Gold Group on the TSX.

•	In the Quarter the Group incurred share based remuneration expense of $6,819,755 in relation to options issued to Directors and employees compared to $4,130,120 in the Previous Quarter.

•
In the Previous Quarter, Allied Gold recorded an impairment loss of $333,543in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the Quarter.

•
In the Quarter, Allied Gold reported a net increase  in cash and cash equivalents of  $140,330,178 compared to a net increase of $1,602,023in cash and cash equivalents in the Previous Quarter. The increased cash flow generationin the Quarter was primarily due to:

•	Proceeds from equity raisings of $150,293,558 (net of capital raising costs) in the Quarter. There were no equity raisings in the Previous Quarter.

•
Cash generated from operating activities of ($7,607,792) in the Quarter was lower than the Previous Quarter cash generated from operating activities of 17,380,896 due to the Previous Quarter earning higher realized AUD gold revenue due to fluctuations in the AUD/USD exchange rate as identified above and $5,144,710 in cash generated from a restructuring of the Group’s hedge book in the Previous Quarter.

•
Cash used by investing activities decreased from ($9,249,946) in the Previous Quarter to ($694,971) in the Quarter due primarily to reduced expenditure on property, plant and equipment in the Quarter following the completion of construction activities during the period and a reduction in exploration expenditure incurred by Allied Gold in relation to EL 609 as a result of the letter of intent entered into with Barrick Gold Corporation in March 2008. In addition Allied Gold acquired net cash of $3,753,927 on the acquisition of ASG during the Quarter.

Six months ended December 31, 2009  as compared to six months ended December 31, 2008

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the six months ended December 31, 2009 (Six Months),  the six months ended December 31, 2008 (Previous Six Months) and the year ended June 30, 2009:

	6 months ended	6 months ended	Year ended
Key financial statistic	December 31, 2009	December 31, 2008	June 30, 2009
	$	$	$
Sales revenue	33,141,171	32,724,924	77,467,668
Gross margin	(5,009,648)	4,380,023	11,031,019
Corporate expenses	(8,002,387)	(5,411,172)	(7,545,907)
Share based remuneration	(6,819,755)	(4,130,120)	(4,130,120)
Financial expenses	(1,839,198)	(1,266,344)	(3,396,437
Other expenses /(income)	(744,691)	(4,604,001)	4,185,221
Loss for the period	(22,415,679)	(11,031,614)	(8,226,666)

Cashflow from operations	(8,933,231)	15,858,010	21,563,200
Cashflow from investing activities	(6,592,836)	(13,820,309)	(24,402,510)
Cashflow from financing actiivites	151,091,597	(472,982)	22,963,380
Net cashflow	135,565,530	1,564,719	20,124,070

		Volume
Key operating statistic	Unit of measure	6 months ended December 31, 2009	6 months ended December 31, 2008	Year ended June 30, 2009
Waste mined	tonnes	223,095	105,819	199,746
Ore mined	tonnes	962,489	850,284	1,708,765
Ore processed	tonnes	972,121	762,696	1,654,149
Grade	grams of gold/tonne	1.14	1.91	1.64
Recovery	%	88.1	81.5	83.2
Gold produced	ounces	31,528	38,631	72,609
Gold sold	ounces	33,391	31,016	69,886

Allied Gold reported revenue of $33,141,171 and a net loss of ($22,415,769) or (4.24) cents per share for the Six Months, compared with revenue of $32,724,924 and a net loss of $(11,031,614) or (2.74) cents per share for the Previous Six Months ended December 31, 2008.

The results for the Six Months as compared to the Previous Six Months reflect the following:

•
A lower level of production due to nine lost days of production as a result of an illegal cease work order which directly impacted gold production in December 2009. The results for the Six Months as compared to the Previous Six Months also reflect a lower level of production due to unseasonal weather conditions which directly impacted production. As noted above mitigation strategies have been initiated to counter the impact of excessive rainfall in future periods. During the first quarter of the Six Months, abnormally high rainfall limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower run of mine head grade of 1.03 g/t to the processing plant for that period. Gold production of 31,528ounces in the Six Months represented a decrease of approximately 18% compared to gold production of 38,631 ounces in the Previous Six Months.

•
Gold sales of 33,391 ounces in the Six Months were at an average realized price of $853/oz (US$744/oz) and represented an increase of approximately 7% over gold sales of 31,016 oz in the Previous Six Months which were at an average realized price of A$1,048/oz (US$782/oz). Revenue from gold sales increased by $416,247 or approximately 1% due primarily to the higher ounces sold offset by a lower realized AUD sales price per ounce due a strengthening of the Australian dollar relative to the United Sates Dollar in the Six Months compared to the Previous Six Months.

•
Whilst mining and processing volumes for the Six Months exceeded the volumes achieved in the Previous Six Months, lower mine head grade of 1.14 g/t in the Six Months compared to 1.91 g/t in the Previous Six Months resulted in lower gold being produced from a higher process plant throughput. The improved mining and processing throughput as principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives. Management continues to assess and adjust mine planning and mining fleet requirements going forward.  In particular, additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•
As a direct consequence of achieving nameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on cash costs.  In particular, costs increased to $853/oz (US$744/oz) for the Six Months, compared to $638/oz  for the Previous Six Months. As production returns to normalized levels, a corresponding reduction in costs will occur throughout future periods.

•
An increase in corporate expenses from $5,411,172 in the Previous Six Months to $8,002,387 in the Six Months. The increase in corporate expenses during this period was primarily the result of expenditure of approximately $1.8 million incurred in relation to the acquisition of ASG which the Group was required to expense through the income statement pursuant to a change in accounting standards that became operative from 1 July 2009. In addition, corporate costs for the Six Months reflect the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed capital expansion projects following the successful capital raising undertaken by the Company during the Quarter. During the Six Months costs, including legal costs, were incurred in relation to the Intermet litigation and the listing of the Allied Gold Group on the TSX.

•	In the Six Months the Group incurred share based remuneration expense of $6,819,755 in relation to options issued to Directors and employees compared to $4,130,120 in the Previous Six Months.

•
In the Previous Six Months, Allied Gold recorded an impairment loss of $1,158,206 in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the Quarter.

•
In the Six Months, Allied Gold reported a net increase in cash and cash equivalents of $135,565,530compared to a net increase of $1,564,719 in cash and cash equivalents in the Previous Six Months. The increased cash flow generation in the Six Months was primarily due to:

•	Proceeds from equity raisings of $150,293,558 (net of capital raising costs) in the Six Months compared to $10,566,819 in the Previous Six Months.

•
Cash generated from operating activities of ($8,933,231) in the Six Months was lower than the Previous Six Months cash generated from operating activities of 17,769,627 due to lower realized AUD gold revenue in the Six Months due to fluctuations in the AUD/USD exchange rate as identified above,increased cash costs incurred per ounce of production due to lower head grades in the Six Months and $5,144,710 in cash generated from a restructuring of the Group’s hedge book in the Previous Six Months.

•
Cash used by investing activities decreased from ($13,820,309) in the Previous Six Months to ($6,592,836) in the Six Months due primarily to reduced expenditure on property, plant and equipment in the Six Months following the completion of construction activities during the period and a reduction in exploration expenditure incurred by Allied Gold in relation to EL 609 as a result of the letter of intent entered into with Barrick Gold Corporation in March 2008. In addition Allied Gold acquired net cash of $3,753,927 on the acquisition of ASG during the Six Months.

Exploration and Evaluation Expenditures

Simberi Project

ML136
During the Six Months, Allied Gold spent $2,014,792on the further of ML136.

The key developments during the six months included:

•	Exceptional results released on 21 January 2010 fully outlining the Pigiput and Pigibo deposits.
•	Significant gold intercepts from diamond core drilling further expand data available for resource update, scheduled for March 2010 quarter.
•	Gold assays were received for samples from 11 diamond core holes, with the best down hole intercepts including:
o	SDH061 44m @ 1.12g/t Au from 254m in SU
o	SDH062 27m @ 1.65g/t Au from 94m in SU
o	SDH063 61m @ 1.81g/t Au from 158m in SU
o	SDH064 7m @ 4.95g/t Au from 128m in SU
o	SDH065 53m @ 3.38g/t Au from 128m in SU
o	SDH066 5m @ 6.02g/t Au from 298m in SU
o	SDH067 18m @ 2.58g/t Au from 134m in SU
o	SDH068 33m @ 15.0g/t Au from 78m in SU

In addition, the Company continued to progress the Sulphide Prefeasibility during the Six Months. Major activities undertaken in relation to the study included:

•
Stage 2 sulphide metallurgical test work was 90% completed with the generation of two master composites followed by comminution and flotation work. The two composites consist of a hanging wall tuff overlying a footwall intrusive andesite.

•	The flotation work produced a primary rougher pyrite concentrate gold recovery for tuff of 90% and 93% for andesite at a grind of p80=106um.
•	Forty five kilogram bulk floats were conducted on both tuff and andesite master bulk composite samples to generate flotation concentrate for roaster amenability tests using laboratory muffle furnaces.
•
The tuff concentrate contained 16g/t gold and 26% sulphur and the andesite concentrate contained 22g/t gold and 23% sulphur.  These roaster tests were started in December and results will be available in February 2010.

•
Roaster operations in Nevada, USA and in Sweden were inspected by company and consultant personnel. Discussions on the suitability of a roaster for treatment of the Simberi sulphides were held with roaster technology vendors, Technip (California, USA) and Outotec (Frankfurt, Germany).

•
Infill resource drilling continued in the current quarter to provide additional sample density to enable a reserve estimation of the Pigiput sulphides to be completed.  The drilling is also targeting down dip and strike extensions of mineralisation and as drilling has progressed, the indication of mineralisation connecting to the other surrounding deposits (Sorowar to the north and Pigibo to the west) is improving.

•	A total of 7,209.3 metres of diamond core drilling were completed.

SimberiIsland in PNG EL 609

During the first three months of the Six Months, Barrick completed a mapping and rock chip sampling over Tatau Island. The multi-facet programmeidentifed a central intermediate intrusive complex, including minor porphyitic units, with flanking mafic volcanic and volcanoclastic rock aprons. While Barrick concluded the likelihood of porphyry style copper-gold mineralization is low, the gold potential, particularly of prospects such as Mt Tiro in the southwest and the Talik group in the central part of Tatau Island, remain to be fully evaluated.

During the Quarter Barrick maintained the Tatau/Tabar project camp on care and maintenance. Allied Gold is in the process of further assessing specific targets on these islands with a program to be specifically developed by the June quarter.

Other Projects

Allied Gold incurred$950,064 in exploration and evaluation expenditure on the Gold Ridge Project in the Solomom Islands during the Quarter and during the Six Months.

Finance Activities, Liquidity and Capital Resources

Allied Gold’s cash position as at December 31, 2009 consists of $157,241,528 in available cash and cash equivalents.

During the years ended June 30, 2007 through 2009, the Company has principally funded its activities through equity raisings. The Company completed an equity raising for $159,545,451 during the Quartercompared with equity raisings for gross proceeds of $10,536,451 in the Previous Quarter.

The Company’s financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project. The Company’s material financial commitments and contingent liabilities as of December 31, 2009 are as follows:

•
Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 5 years, in the amount of $3,194,052.

•	Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $8,446,971.

•
A required expenditure of $900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of EL 609 or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements. Under the terms of the letter of intent signed with Barrick Gold Corporation in March 2008, this expenditure is expected to be funded in total by Barrick Gold Corporation.

Summary of Quarterly Results

	31 Dec 09 $	30 Sep 09 $
Revenue	17,151,610	15,989,561
Income / (loss) for the quarter	(16,443,427)	(5,972,342)
Income / (loss) per share – basic	(2.78)	(1.26)
Income / (loss) per share – diluted	(2.78)	(1.26)

Financial and Other Instruments

In the normal course of its operations, Allied Gold is exposed to gold price, foreign exchange, interest rate, liquidity, equity price andcounterparty risks. In order to manage these risks, the Company may enter into transactions which make use of both on and off balancesheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitmentsas and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company’s core earnings stream from its major asset through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Company mayuse derivative financial instruments to hedge some of its exposure to fluctuations ingold prices. In order to protect against the impact of falling goldprices, the Company enters into hedgingtransactions which provide a minimum price to cover non-discretionary operating expenses,repayments due underthe Company’s financing facilities and sustaining capital. The majority of the Company’s forecastproduction isunhedged, allowing it to take advantage of increases in gold prices.Call and put options are used by the Company tomanage the gold price risk. As the Company does not enter into financialinstruments for trading purposes, the risksinherent in the financial instruments used are offset by the underlying risk being hedged. The Company ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financialinstruments does not exceed the mine life and that no basis risk exists.The marked to market value of all derivatives making up the hedge position as at December 31, 2009was a net loss of $14,905,473 (compared to a net loss of $13,235,176 as at June 30, 2009) based on a gold price of US$1,097.55 and an AUS/USD exchange rate of $0.8965.

Pursuant to a US$25 million financing facility the Company utilized for the construction of the Simberi Project, Allied Gold was required by its lenders to enter into a hedging program to provide comfort to its lenders of the cash flows going forward. Subsequently in March 2009, Allied Gold repaid the entire project financing facility and the residual hedge book as at December 31, 2009 is as follows:

Year Ending June 30	Fixed (US$700/oz)
FY 2010	17,358
FY 2011	20,154
Total	37,512

The Company operates internationally and is exposed to foreign exchange risk arising from various currencyexposures primarily with respect to the Papua New Guinea Kina and the United States Dollar. No programs for hedging foreignexchange risk were implemented by the Company in the Quarter.

The Company’s main interest rate risk arises from variable rate borrowings that expose the Company to interest rate risk. Nohedging programs were implemented by the Company to manage interest rate risk during the Quarter.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale.Investments in equity securities are approved by the Board on a case-by-case basis.The majority of the Company’s available for sale equity investments are in junior resource companies listed on the ASX and are includedin the S&P/ASX All Ordinaries Gold index.

The Company is exposed to counterparty risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or othersecurity to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and otherreceivables mainly comprise banking institutions purchasing gold under normalsettlement terms of two working days.Counterparty risk under derivative financial instruments is to two reputable banking institutions.All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit riskwithout taking account of the value of any collateral or other security obtained.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timelymanner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that theCompany has the ability to access required funding.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at December 31, 2009.

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the Company had the following related party transactions during the Quarter:

•
Mr. Mark Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold, is also a director and shareholder of Mineral Commodities Limited, which provides Allied Gold with certain services, including accounting, clerical, secretarial and fully serviced office accommodation. Amounts paid to Mineral Commodities Limited were $nil in the Quarter, $nil in the Previous Quarter and $26,308 in the year ended June 30, 2009.

•
Mr. Caruso is also a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the leasing of equipment. Amounts paid to MineSite Construction Services Pty Ltd. were $2,209,519 in the Quarter, $1,400,000 in the Previous Quarter and $7,579,177 in the year ended June 30, 2009.

•
Mr Mark Caruso provided his services as Executive Chairman / Chief Executive Officer through a corporate entity. The aggregate amount of transactions with this entity during the quarter were $393,608 in the Quarter, $143,880 in the Previous Quarter and $360,600 in the year ended June 30, 2009.

•
Mr Greg Steemson provided his services as a Director through a corporate entity. The aggregate amount of transactions with this entity during the quarter were $30,000 in the Quarter, $62,287 in the Previous Quarter and $134,075 in the year ended June 30, 2009.

•
Mr Peter Torre provided his services as Company Secretary through a corporate entity. The aggregate amount of transactions with this entity during the quarter were $24,000 in the Quarter, $21,000 in the Previous Quarter and $76,000 in the year ended June 30, 2009.

On November 11, 2009, Allied Gold held an annual general meeting of its shareholders at which shareholders approved the issuance of 39,000,000 options exercisable to acquire ordinary shares of the Company as follows:

•
25,000,000 options to be issued to Mark V. Caruso, the Executive Chairma and Chief Executive Officer and a director of Allied Gold Limited exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 10,000,000 options on November 11, 2010, 10,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 5,000,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010;

•
12,500,000 options to be issued to Frank Terranova, the Chief Financial Officer and a director of Allied Gold Limited exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 5,000,000 options on November 11, 2010, 5,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 2,500,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010; and

•
1,500,000 options to be issued to Montague House, a non executive director of Allied Gold Limited exercisable at a price of A$0.35 per ordinary share until December 31, 2011 and vesting as to 1,000,000 options immediately upon issuance and 500,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 for five consecutive trading days.

The following tables set out the key variables used in assessing the fair value of the above options at their issue date:

Non Executive Director options issued 11 November 2009 (M House)

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

[1]	Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

Executive Director options issued 11 November 2009 (F Terranova and M Caruso)

	Tranche A options[1]	Tranche B optionsg[2]	Tranche C options[3]
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013[4]	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Discount applied in relation to vesting conditions	0%	0%[4]	40%
Number of options issued	15,000,000	15,000,000	7,500,000

[1]	Tranche A – vest on grant date.

[2]	Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

[3]	Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

[4]
In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Accounting for Acquistion of ASG

On 30 November 2009, Allied Gold Limited acquired a 96.9% ownership interest in ASG, the owner of the Gold Ridge gold project in the Solomon Islands. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $nil and a net loss of $415,427 to the Group for the period from 1 December 2009 to 31 December 2009. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $nil and increase the net loss by $1,406,287. The Group acquired net cash of $3,573,926 on the acquisition of ASG.

The consideration paid by Allied Gold Limited was 0.85 Allied Gold Limited ordinary shares for each ASG ordinary share. As at 31 December 2009, Allied Gold Limited had issued 106,920,459  shares of Allied Gold Limited with a fair value of $46,361,481 to acquire a 96.9% ownership interest in ASG. The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at the time the shares were issued.

The Company acquired control of ASG in November 2009. At the time of preparing this interim consolidated financial report, the Company had not finalised its assessment of the fair values of the acquired assets and liabilities. The principal items for which the assessment of fair value is incomplete as at the date of this interim consolidated financial report are:

•	Exploration and evaluation expenditure, including mining rights.
•	Property, plant and equipment.
•	Provision for environmental remediation.
•	Taxation assets and liabilities, including an assessment of the continued availability of unutilised tax losses.

As the determination of the fair value of net assets acquired is incomplete, no amounts have been recognised in the interim consolidated financial report for goodwill or discount on acquisition.

Significant Accounting Policies and Estimates

All costs associated with exploration, evaluation and development of ML 136 and EL 609 have been capitalized as these costs are expected to be recognized through the successful development and exploitation of the Simberi Project. The carrying value of non-current assets is reviewed regularly to ensure the expected net Simberi Project cash flows exceed the carrying value. Exploration costs on all projects are capitalized provided the conditions and tests for capitalization, contained within Australian IFRS accounting standards, are met.

The consolidated financial statements of the Company have been prepared in accordance with Australian IFRS. A description of Allied Gold’s significant accounting policies is included in Note 1 to the audited consolidated financial statements of Allied Gold for the year ended June 30, 2009. Management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each period represented and in the disclosure of commitments and contingencies. Management considers the following are the accounting policies which reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

•
Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

•	Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

Foreign Currency

Foreign currency transactions are translated into Australian dollars at exchange rates prevailing at the dates of such transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the rate of exchange prevailing on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

Outstanding Securities Data

At the date of this MD&A, the Company has issued and outstanding an aggregate of 528,006,857 ordinary shares and 45,624,427 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding.Details of movements in Company’s outstanding options during the quarter and the half year ended December 31, 2009 are as follows:

Exercise Price(iv)	Maturity(v)	Options outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding 31 December 2009
$0.50 options	31/10/2009	180,000		(180,000)		-
$0.45 options	31/12/2009	3,400,000		(3,400,000)		-
$0.80 options	31/12/2010	1,000,000				1,000,000
$1 options	31/12/2010	1,000,000				1,000,000
$1.25 options	31/12/2010	1,000,000				1,000,000
$1.50 options	31/12/2010	1,000,000				1,000,000
$2 options	31/12/2010	1,000,000				1,000,000
$0.35 options(i)	31/10/2011	36,325,000		(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427				1,699,427
$0.35 Options(ii)	31/12/2011	-	1,500,000			1,500,000
$0.50 Options(iii)	31/12/2013	-	37,500,000			37,500,000
$0.50 options	31/12/2013	-	1,175,000			1,175,000
		46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Notes:
(i)	Of the 30,102,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.

(ii)	Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.

(iii)
Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 t0 31 December 2010.

(iv)	The weighted average exercise price of all options outstanding at the end of the period was $A0.49.

(v)	The weighted average time to expiry of all options outstanding at the end of the period was 2.87 years.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company’s business.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to the Company’s senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company’s senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company’s business.

Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company’s management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company’s internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company’s ICFR.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people,or by unauthorized override of the control. The design of any systems of controls also is based in partupon certain assumptions about the likelihood of future events, and there can be no assurance that anydesign will succeed in achieving its stated goals under all potential future conditions. Accordingly,because of the inherent limitations in a cost effective control system, misstatements due to error or fraudmay occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company’s future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company’s Annual Information Form available at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains “forward-looking statements” which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation ofmining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.